Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2008 and DECEMBER 31, 2007

(Expressed in thousands of U.S. Dollars – except per share data)

	September 30,	December 31,
	2008	2007
ASSETS	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$368,328	$181,447
Restricted cash	4,828	6,889
Accounts receivable, net	17,256	23,411
Insurance claims	10,200	13,120
Due from related companies	1,429	972
Advances and other	11,075	5,359
Vessel held for sale	—	27,535
Inventories	16,627	12,099
Prepaid insurance and other	6,591	4,030
Financial instruments-Fair value	—	1,191

Total current assets	436,334	276,053

INVESTMENTS	1,000	1,000
FIXED ASSETS:
Advances for vessels under construction	96,338	169,739

Vessels	2,247,098	2,127,704
Accumulated depreciation	(290,127)	(227,521)

Vessels’ Net Book Value	1,956,971	1,900,183

Total fixed assets	2,053,309	2,069,922
DEFERRED CHARGES, net	18,224	15,801
Total assets	$2,508,867	$2,362,776

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$67,935	$44,363
Payables	32,100	34,871
Due to related companies	2,166	2,428
Dividend declared	33,290	—
Accrued liabilities	23,295	17,275
Accrued bank interest	12,935	16,952
Unearned revenue	16,553	11,939
Deferred income	—	2,626
Financial instruments – Fair value	38,097	28,811

Total current liabilities	226,371	159,265
LONG-TERM DEBT, net of current portion	1,341,517	1,345,580

MINORITY INTERESTS	3,692	3,391

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at September 30, 2008 and 38,059,142 issued and outstanding at December 31, 2007.	37,671	38,059
Additional paid-in capital	274,852	273,036
Retained earnings	665,897	567,220

	978,420	878,315
Cost of treasury stock (352,900 shares)	11,116	—

	967,304	878,315
Accumulated other comprehensive loss	(30,017)	(23,775)

Total stockholders’ equity	937,287	854,540
Total liabilities and stockholders’ equity	$2,508,867	$2,362,776

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Expressed in thousands of U.S. Dollars – except share and per share data)

	Three months ended September 30
	2008	2007
VOYAGE REVENUES:	$158,834	$122,546

EXPENSES:
Commissions	6,045	4,444
Voyage expenses	28,435	20,933
Charter hire expense	4,186	3,227
Vessel operating expenses	34,941	28,064
Depreciation	21,256	21,279
Amortization of deferred dry-docking costs	1,165	1,324
Management fees	2,988	2,551
General and administrative expenses	1,053	488
Stock compensation expense	1,157	1,639
Foreign currency losses	(158)	102
Amortization of deferred gain on sale of vessels	950	(792)
Gain on sale of vessels	—	(31,792)

Total expenses	102,018	51,467

Operating income	56,816	71,079

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(17,185)	(23,556)
Interest and investment income	2,108	2,518
Other, net	15	789

Total other income (expenses), net	(15,062)	(20,249)

MINORITY INTEREST	(771)	(835)

Net Income	$40,983	$49,995

Earnings per share, basic	$1.09	$1.31

Earnings per share, diluted	$1.08	$1.31

Weighted average number of shares, basic	37,616,515	38,084,938

Weighted average number of shares, diluted	38,026,595	38,300,858

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Expressed in thousands of U.S. Dollars – except share and per share data)

	Nine months ended September 30
	2008	2007
VOYAGE REVENUES:	$466,987	$369,676

EXPENSES:
Commissions	17,061	13,239
Voyage expenses	63,258	55,544
Charter hire expense	12,467	11,823
Vessel operating expenses	104,772	76,844
Depreciation	62,606	59,967
Amortization of deferred dry-docking costs	3,827	3,153
Management fees	8,888	7,240
General and administrative expenses	3,158	2,374
Stock compensation expense	4,246	3,923
Foreign currency losses	592	249
Amortization of deferred gain on sale of vessels	(634)	(2,376)
Gain on sale of vessels	(34,565)	(38,189)

Total expenses	245,676	193,791

Operating income	221,311	175,885

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(51,929)	(53,908)
Interest and investment income	6,120	10,787
Other, net	116	714

Total other income (expenses), net	(45,693)	(42,407)

MINORITY INTEREST	(301)	(2,493)

Net Income	$175,317	$130,985

Earnings per share, basic	$4.64	$3.44

Earnings per share, diluted	$4.60	$3.43

Weighted average number of shares, basic	37,744,030	38,081,492

Weighted average number of shares, diluted	38,143,274	38,197,906

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE PERIODS ENDED SEPTEMBER 30, 2008 AND 2007

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
				Shares	Amount
BALANCE, January 1, 2007		$19,040	$267,430			$4,718	$464,085	$755,273
Net income	130,985						130,985	130,985
- Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)				(1,047)	(1,338)
- Issuance of 21,000 shares of restricted share units		10	(10)					—
- Cash dividends declared ($0.825 per share)							(31,399)	(31,399)
- Cash dividends declared and paid ($0.75 per share)							(28,559)	(28,559)
- Fair value of financial instruments	(11,679)					(11,679)		(11,679)
- Fair value of investments	953					953		953
- Reclassification upon sale of investments	(4,025)					(4,025)		(4,025)
- Amortization of restricted share units			4,140					4,140

Comprehensive income	$116,234

BALANCE, September 30, 2007		$19,029	$271,290			$(10,033)	$534,065	$814,351

BALANCE, January 1, 2008		$38,059	$273,036			$(23,775)	$567,220	$854,540
Net income	175,317						175,317	175,317
- Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)				(9,414)	(12,232)
- Purchases of Treasury stock (352,900 shares)				353	(11,116)			(11,116)
- Issuance of 4,650 shares of restricted share units		5	(5)					—
- Cash dividends declared and paid ($0.90 per share)							(33,936)	(33,936)
- Cash dividends declared ($0.90 per share)							(33,290)	(33,290)
- Fair value of financial instruments	(6,242)					(6,242)		(6,242)
- Amortization of restricted share units			4,246					4,246

Comprehensive income	$169,075

BALANCE, September 30, 2008		$37,671	$274,852	353	$(11,116)	$(30,017)	$665,897	$937,287

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,		Three months ended September 30,
	2008	2007	2008	2007
Cash Flows from Operating Activities:

Net income	$175,317	$130,985	$40,983	$49,995
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	62,606	59,967	21,256	21,279
Amortization of deferred dry-docking costs	3,827	3,153	1,165	1,324
Amortization of loan fees	676	689	200	177
Amortization of deferred income	(634)	(2,375)	950	(791)
Amortization of restricted share units	4,246	3,923	1,157	1,423
Change in fair value of interest rate swaps	4,235	3,539	786	4,815
Change in fair value of investments	—	(3,072)	—	—
Gain on sale of vessels	(34,565)	(38,189)	—	(31,792)
Minority interest	301	2,493	771	835
Gain on sale of investments	—	(1,158)	—	—
Payments for dry-docking	(6,759)	(8,556)	(2,317)	(5,736)
(Increase) Decrease in:
Receivables	2,902	(12,715)	(851)	(6,684)
Inventories	(4,528)	(3,660)	(823)	155
Prepaid insurance and other	(2,561)	(3,670)	3,353	2,654
Increase (Decrease) in:
Payables	(3,033)	19,497	(8,224)	7,851
Accrued liabilities	2,003	12,030	6,917	(404)
Unearned revenue	4,614	(5,659)	8,843	(2,222)

Net Cash provided by Operating Activities	208,647	157,222	74,166	42,879

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(20,353)	(84,903)	(17,493)	(7,616)
Vessel acquisitions and/or improvements	(27,632)	(417,816)	(190)	(31,766)
Proceeds from sale of investments	—	15,203	—	—
Proceeds from sale of vessels	62,100	82,830	—	59,919

Net Cash provided by/(used in) Investing Activities	14,115	(404,686)	(17,683)	20,537

Cash Flows from Financing Activities:
Proceeds from long-term debt	52,025	342,345	27,729	21,661
Financing costs	(167)	(521)	—	(15)
Payments of long-term debt	(32,516)	(49,013)	(10,940)	(40,064)
Increase/(decrease) in restricted cash	2,061	(181)	1,876	2,427
Repurchase and cancellation of common stock	(12,232)	(1,338)	—	(1,338)
Purchase of treasury stock	(11,116)		(11,116)	—
Cash dividend	(33,936)	(28,559)	—	—

Net Cash (used in)/provided by Financing Activities	(35,881)	262,733	7,549	(17,329)

Net increase in cash and cash equivalents	186,881	15,269	64,032	46,087
Cash and cash equivalents at beginning of period	181,447	174,567	304,296	143,749

Cash and cash equivalents at end of period	$368,328	$189,836	$368,328	$189,836